12012345

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PAF SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 604
(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow — **305-577-9799** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name - if individual, state last, first, middle name)

450 East Las Olas Blvd., Ste 950	**Ft. Lauderdale**	**Florida**	**33301**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Affirmation

I, Benjamin S. A. Moody, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of PAF Securities, LLC as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Subscribed and sworn to before me on this _23_ day of February, 2011.

Notary Public State of Florida
Arlene Wong
My Commission EE028175
Expires 10/05/2014

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAF SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

PAF SECURITIES, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
PAF Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2011, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2011, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Miami, FL
February 23, 2012

MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets		
Current Assets		
Cash and Cash Equivalents	$ 103,833	
Accounts Receivable	57,802	
Other Assets	33,023	
Total Current Assets		$ 194,658
Liabilities and Members' Equity		
Current Liabilities		
Payable to Retired Partner (Non-A.I. Liabilities)	167,046	
Accrued Expenses Payable	19,962	
Total Current Liabilities		187,008
Members' Equity		7,650
Total Liabilities and Members' Equity		$ 194,658

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues		
Success fees	$ 725,000	
Retainer fees	947,480	
		$ 1,672,480
Expenses		
General and administrative expenses		1,355,343
Net Income		$ 317,137

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance - December 31, 2010	$ 189,465	
Members' distributions	(331,906)	
Termination payment obligation to Retired Partner	(167,046)	
Net income	317,137	
Balance - December 31, 2011		$ 7,650

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities		
Net income		$ 317,137
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Changes in operating assets:		
Increase in Accounts Receivable	$ (48,664)	
Increase in Accounts Payable	19,962	
Adjustment to offset decrease in Office Deposit	11,906	
Total Adjustments		(16,796)
Net Cash Provided By Operating Activities		300,341
Cash Flows From Financing Activities		
Member distributions		(331,906)
Net Decrease In Cash and Cash Equivalents		(31,565)
Cash and Cash Equivalents - Beginning		135,398
Cash and Cash Equivalents - Ending		$ 103,833

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the Financial Industry Regulatory Authority (FINRA) on November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities or owe money or securities to customers.

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company enters into retainer agreements with its customers, which provide for monthly billings for months in which services have been performed. The retainer agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $83,871 which was $78,871 in excess of its required net capital of $5,000.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

PAYABLE TO RETIRED PARTNER

On August 31, 2011, the members of the Limited Liability Company entered into an agreement in which one of the members will be deemed to have retired and withdrawn from the Company effective as of December 31, 2011. The agreement made provisions for the return of member's cash basis capital as of December 31, 2011, and termination payments in respect of projects or engagements entered into by the Company on or prior to February 29, 2012, with such payments being made on a quarterly basis starting March 30, 2012. At December 31, 2011, a provision of $69,796 was made for member's return of capital and a provision of $97,250 as payment for covered revenues to the retiring member of the Company. These amounts were recorded on the statement of financial condition as a Payable to Retired Partner.

OTHER

During 2011, the Company made distributions to members of $331,906. No compensation has been recorded in the statement of income related to the members who currently manage and operate the business.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2012, which is the date the financial statements were available to be issued.

PAF SECURITIES, LLC

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
PAF Securities, LLC
Miami, Florida

In planning and performing our audit of the financial statements of PAF Securities, LLC (the Company) for the period ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the exemptive provisions of rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Miami, FL
February 23, 2012

PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Total Assets	$	194,658
Less Total Liabilities		187,008
Net Worth	$	7,650
Add Allowable Credits		167,046
Total Capital and Allowable Liabilities	$	174,696
Less Non-Allowable Assets		90,825
Net Capital	$	83,871
Net Capital Required		5,000
Excess Net Capital	$	78,871
Aggregate Indebtedness	$	19,962
Ratio: Aggregate Indebtedness to Net Capital		0.238

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2011, as amended on February 22, 2012, and the above calculation. See reconciliation schedule below.

Reconciliation

		December 31, 2011		Adjustments		February 22, 2012
Total Assets	$	194,658			$	194,658
Less Total Liabilities		19,962		167,046		187,008
Net Worth	$	174,696	$	(167,046)	$	7,650
Add Allowable Credits		--		167,046		167,046
Total Capital and Allowable Liabilities	$	174,696	$	--	$	174,696
Less Non-Allowable Assets		90,825		--		90,825
Net Capital	$	83,871	$	--	$	83,871
Net Capital Required		5,000		--		5,000
Excess Net Capital	$	78,871	$	--	$	78,871

PAF SECURITIES, LLC

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS

AND POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

The Company operates pursuant to the (K)(2)(i) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities for customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2011.

PAF SECURITIES, LLC

AGREED-UPON PROCEDURES

FOR THE YEAR ENDED DECEMBER 31, 2011

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Director
PAF Securities, LLC
601 Brickell Key Drive, Suite 604
Miami, Florida 33131

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year from January 1, 2011 to December 31, 2011, which were agreed to by PAF Securities, LLC's and the SIPC, solely to assist you and the other specified parties in evaluating PAF Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Forms SIPC-6 and SIPC-7). PAF Securities, LLC's management is responsible for PAF Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-6 and SIPC-7 (see attached schedule) with respective cash disbursement records entries and checks #2367 and #2555 noting no differences;
2. Compared the Total Revenue amounts of the Forms X-17A-5 for the year ended December 31, 2011 with the amounts reported in Forms SIPC-6 and SIPC-7 for the year ended December 31, 2011, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-6 and SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami, FL
February 23, 2012

MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

PAF SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the Year January 1, 2011 to December 31, 2011		$ 4,181
Payment Schedule:		
SIPC-6	07/26/2011	1,450
SIPC-7T	02/16/2012	2,731
Balance Due		$ --

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.